                           Filed by Community Bank System, Inc. pursuant to Rule
                                           425 under the Securities Act of 1933.
                                       Subject Company: First Liberty Bank Corp.
                                                    Commission File No.: 0-13312

                                         For further information please contact:
                                                    David G. Wallace, E.V.P. and
                                                         Chief Financial Officer
                                                          Office: (315) 445-7310
FOR IMMEDIATE RELEASE                                        Fax: (315) 445-2997


                    RECORD EARNINGS AT COMMUNITY BANK SYSTEM

         DeWitt, N.Y. - January 24, 2001 - Community Bank System, Inc. (NYSE:
CBU), a bank holding company with $2.0 billion in assets, has announced that earnings per share (diluted) for fourth quarter 2000 reached $.70, up 1.4% over the prior year's level of $.69. For the full year, earnings per share rose 18% to a record $2.85. Net income for the quarter was unchanged at $4.99 million and for the twelve months was up 15% to $20.32 million. Return on equity for the year increased a substantial 2.34 percentage points over 1999 to 17.56%.

         Cash earnings per share (diluted) also achieved record levels, up 1.3% to $.80 for the quarter and nearly 16% to $3.23 for the year. Tangible return on equity for 2000 climbed to 19.94% while tangible return on assets rose to 1.21%.

         Sanford A. Belden, President and Chief Executive Officer, stated, "CBU has had another record year. Earnings improved substantially due to good loan growth, continued expansion of sources of noninterest income, and selective securities purchases. Our profit objectives were achieved despite industry-wide margin compression and a higher loan loss provision."

                      FOURTH QUARTER PERFORMANCE HIGHLIGHTS

- Noninterest income (excluding securities transactions) exceeded fourth quarter 1999 by nearly 44% and rose over 31% for the full year, with financial services products spearheading that progress; the ratio of noninterest income to operating income rose to 21.7% for the year compared to 18.3% for 1999.
- Loans climbed over $17 million during the quarter, bringing the total increase during the last twelve months to $90 million or 8.9% in spite of a slowing economy in the latter part of 2000.
- Net interest income for the three months rose by 1.7% or $307,000 compared to third quarter 2000; though a good portion of that increase resulted from a successful seasonal loan promotion, the trend of softening margins due to rising funding costs during the last four quarters appears to be slowing.
- The Company's efficiency ratio improved to 52.6% for the year compared to 53.9% in 1999; overhead expense increased $149,000 from third quarter 2000, largely due to the start-up of an independent brokerage office.

- Net charge-offs at $2.1 million were unchanged from the third quarter level, again equally matched by loan loss provision expense; for the year, net charge-offs were up $1.8 million or 44%, entirely due to two commercial customers; consumer net charge-offs were down for the second year in a row.
- Assets under management exceeded $1.2 billion as of December 31, 2000, more than twice the level of a year earlier, reflective of growth in personal and retirement plan trusts and assets originated through CBU's broker-dealer as well as the purchase of Elias Asset Management in April 2000.
- CBU announced its first strategic partnership outside of New York State with the signing in late November of a definitive agreement with First Liberty Bank Corp. (NASDAQ-OTC: FLIB), a $647 million asset commercial bank based in Jermyn, Pennsylvania, to acquire all the stock of FLIB and merge First Liberty Bank & Trust into Community Bank, N.A. (CBNA), operating under its present name in Pennsylvania as a division of CBNA; subject to shareholder and regulatory approvals, the transaction is expected to close in second quarter 2001.

- Shareholders of Citizens National Bank of Malone (CNB), an eighty year-old commercial bank with $118 million in assets, overwhelmingly approved in late December the proposed merger between CBU and CNB, with consolidation into Community Bank, N.A.'s Northern New York franchise in late January 2001.


NONINTEREST INCOME GROWTH LED BY FINANCIAL SERVICES

         As previously highlighted, fourth quarter noninterest income (excluding net securities gains/losses) rose nearly 44% over the same 1999 quarter. Compared to third quarter 2000, which contained the Company's annual dividend on creditor life and disability insurance written through a subsidiary of the New York State Bankers Association (NYBA), noninterest income decreased by $354,000. Excluding this dividend, noninterest income was up $129,000 to $5.6 million, marking the strongest quarter yet in the execution of the Company's strategy, which began in 1994, to reduce its reliance on traditional spread income. Increases in the fourth quarter compared to the third quarter (excluding the NYBA dividend) largely stemmed from financial services businesses and general commissions.

         For full year 2000, noninterest income rose nearly $5.1 million (up 32%), exceeding the dollar increase in net interest income of $3.3 million (up 4.8%). Financial services accounted for $4.3 million of the improvement in noninterest income, with $3.1 million being attributable to the purchase of Elias Asset Management (EAM) on April 3, 2000. Without EAM, financial services revenues would have climbed 20%. This latter increase includes $521,000 more in CISI revenues (up 41% to $1.79 million) and $117,000 greater commissions/dividends from the sale of insurance products (up 16% to $844,000). In addition, revenues from the Company's BPA/EBT business, which provides investment management, pension administration and consulting services, rose $406,000 (up 16% to $2.99 million) while personal trust fees increased $128,000 (up 9.9% to $1.42 million).

         The balance of the full year increase in noninterest income was from general banking fees, largely from overdraft fees (up $630,000 or 20% to $3.8 million) and electronic banking fees from VISA(TM) and ATM transactions (up $216,000 or 16% to $1.4 million). Mortgage banking revenues were lower by $110,000 (down 27% to $293,000) due to prepayments and reduced secondary market originations, which are sold service retained. At year end, the mortgage servicing portfolio stood at approximately $89 million, with mortgage servicing rights valued at $526,000. Secondary market sales were $9.2 million versus $37.0 million last year, mirroring the impact of higher interest rates on the demand for residential purchase money mortgages and refinancing.

         As of fourth quarter 2000, financial services comprised 51% of total noninterest income (excluding net securities gains/losses); specialty products, which largely include electronic and mortgage banking and servicing activities, contributed 8%; and general banking fees made up 41% of noninterest income. Noninterest income as a percent of operating income has increased a significant
5.7 percentage points during the last four quarters to 22.6%, excluding transactions related to investment securities and disposal of branch properties. Assets under management, including those customer relationships managed by the Bank's personal trust department, its pension administration firm (BPA/EBT), its brokerage firm (Community Investment Services, Inc.), and Elias Asset Management, reached $1.24 billion as of December 31, 2000, up 113% compared to one year earlier, reflective of the EAM acquisition as well as growth in all supporting lines of business.

         For full year 2000, CBU's financial services businesses, including the sale of insurance related to installment and mortgage loans originated through the Bank's branch network, contributed $3.0 million in pretax income, or 10.5% of Company-wide results. Pretax return on revenue reached nearly 30% while the efficiency ratio for financial services (excluding intangible amortization) was approximately 68%.


COMPRESSION ON NET INTEREST MARGIN LESSENS

         The net interest margin, which began to narrow in the first quarter of this year, decreased 4 basis points in the fourth quarter to 4.15% compared to a 21 basis point decrease in the third quarter. Excluding the impact of the Company's installment loan holiday extension program, the reduction was ten basis points to 4.09%.

         The margin's pace of narrowing slowed during the quarter because of funding costs. There were mild increases in money market account and short-term borrowing rates, lower rates on the Bank's promotional C.D.s, and a full quarter's impact of terming out $100 million in borrowings for a minimum two-year period at an average rate of 5.86%, approximately 75 basis points less than previously paid on an overnight basis. Loan yields (adjusted for the seasonal promotion) were virtually unchanged from the third quarter level, while investment yields rose 10 basis points. Compared to fourth quarter 1999, the net interest margin has decreased by 47 basis points. Based on data for third quarter 2000, the Bank's net interest margin is in the favorable 64th peer percentile.

         The overall yield on earning assets has risen 25 basis points over the past year, comprised of a 33 basis-point improvement in loan portfolio yield and a 20 basis-point increase in investment portfolio yield. The latter is the result of a 15% expansion of the portfolio via selective securities purchases in anticipation of run-off of callable bonds in 2001 and elimination of accelerated amortization of premiums on certain collateralized mortgage obligations. The smaller increase in loan yield reflects the fixed/variable rate mix of the loan portfolio (approximately 70% versus 30%), continued pressure on loan pricing, and a slight change in mix toward commercial and mortgage loans.

         Compared to fourth quarter 1999, the cost of interest-bearing funds has risen 82 basis points, versus a 104 basis-point rise in the average one-year Treasury rate from 1999 to 2000. The rate on interest-bearing deposits increased 77 basis points, with rates on interest checking and regular savings unchanged, while maturing CDs were repriced at higher rates.

         Nearly all of the $94 million increase in average loans since fourth quarter 1999 was funded by deposit growth. Consumer and business deposits (IPC) rose $60.7 million (up 5.0%), and deposits of local municipalities climbed nearly $32 million (their time deposits generally being a lower cost alternative to capital market borrowing). Of the IPC deposit increase, there was a 5.4% ($12.9 million) rise in demand deposits. The balance of the increase reflects the Bank's successful 13- and 19-month CD promotions, which have attracted over $96 million in new money (28% of the promotions) since their inception in the spring of 1999.

         The remainder of the increase in cost of funds compared to fourth quarter 1999 was caused by $87 million more in capital market borrowings, for which rates rose 70 basis points on average. All of these borrowings went to support growth in investments. The ratio of average borrowings to total funds sources in the fourth quarter was 20.9%, three percentage points higher than one year earlier.


LOAN PORTFOLIO CONTINUES TO EXPAND, THOUGH AT MORE MODERATE PACE

         Loans rose $17.2 million during the last three months to $1.099 billion
- $90 million, or 8.9%, higher than one year earlier. This level was achieved despite the softening of the economy toward the close of 2000, and nearly matched the prior year's growth of $92 million.

         The increase in loans during the fourth quarter was less than in prior quarters because of a slowdown in consumer installment borrowing. Consumer direct loans (including home equity loans) were nearly flat at a $.8 million increase compared to a $4.9 million rise in third quarter 2000; outstandings were up $12.4 million or 6.1% since year-end 1999. Indirect consumer installment loans (predominantly automobile financing) decreased $4.4 million during the last 90 days versus a $2.2 million rise in the preceding quarter, resulting in a $6.5 million, or 2.9%, increase over the last 12 months.

         The balance of the loan portfolio showed modest growth. Consumer mortgages held in portfolio increased by $12.8 million this quarter, nearly matching their third quarter growth of $13.5 million, which was their strongest quarter in over two years. Borrowers continue to use this vehicle (the Bank pays all closing costs in exchange for a higher interest rate) to term out portions of their consumer debt, largely explaining the $39 million or nearly 18% increase since December 31, 1999. Lastly, business lending, following a soft third quarter 2000 (down $2.2 million), rose $8.0 million in the last ninety days, ending the year at $398 million for a $32 million or 8.7% climb during the last 12 months. This growth is net of $2.49 million in charge-offs of two commercial loans (including an asset-based loan) as well as the impact of closing down the Company's limited asset-based lending program for small businesses, which was off $1.7 million since year-end 1999 (excluding the preceding asset-based charge-off).

UNDERLYING ASSET QUALITY REMAINS SATISFACTORY

         Nonperforming loans ended the quarter at $6.1 million or .55% of loans outstanding, up $365,000 (6.4%) and down two basis points, respectively, from one year ago. Compared to September 30, 2000, nonperformers are down by $142,000 (2.3%) and three basis points. The primary reasons for the change since year-end 1999 are increases in residential mortgage and installment loan 90-day delinquencies, partially offset by an improvement in commercial and installment nonaccruals. Based on the most recent peer bank data as of prior quarter end, the Company's nonperforming loan ratio was better than the peer norm (.58% versus .64%).

         The ratio of loan loss reserves to loans outstanding ended the quarter at 1.33%, the same level as twelve months ago. Coverage over nonperformers improved slightly to 240%. Total delinquencies (30 days or more past due plus nonaccruals) were 2.03% versus 1.32% twelve months earlier, with most of the increase taking place during the last three to six months. As of September 30, the delinquency ratio was slightly higher than the norm (1.65% versus 1.49%). The Company's collection function, which was centralized in mid-2000 to improve its productivity and effectiveness, is striving to reverse this trend and bring delinquencies back within the Company's internal guideline of less than 2.0%.

         Problem loans during the last nine months have been dominated by the aforementioned two commercial credits. The first loan has been written down by $1.47 million to the liquidation value of its assets; second and third quarter write-downs had been based on the sale value of the firm as a going concern. The other loan was secured by fraudulent receivables discovered in the third quarter, and after an initial write-down at that time, the lack of successful litigation since then has dictated that the entire $1.02 million balance be written off. These situations are considered to be unusual and isolated, and without them, commercial net charge-offs would have been limited to $635,000, a $214,000 improvement from 1999. As noted previously, the limited asset-based program through which this latter loan was administered is being terminated. Commercial loan net charge-offs as a whole were $3.1 million or .80% of average outstandings, or $635,000 and .28% excluding the above two problem credits; these results compare to $849,000 and .24% in 1999.

         Though up by $423,000 in the fourth quarter compared to the third quarter, consumer installment net charge-offs were down for the second consecutive year, ending 2000 at $2.85 million and .93% of average loans outstanding, down 13% and 24 basis points, respectively. Mortgage net charge-offs were de minimis.

         In total, net charge-offs were $2.1 million for the fourth quarter, unchanged from the third quarter level, and $6.0 million for the year, up 44% compared to $4.2 million in 1999. As a percent of average outstandings, total net charge-offs were .78% for the fourth quarter, down 1 basis point from third quarter 2000, reaching .57% for the year. Excluding the two isolated and unusual commercial charge-offs, net charge-offs were $3.5 million for the year, down $661,000 or 16%, resulting in an adjusted net charge-offs ratio of .33%, versus
 .44% in 1999.

         Loan loss provision expense matched net charge-offs in both third and fourth quarter 2000 at $2.1 million, exceeding the fourth quarter 1999 level by $691,000 or 48%. For all of 2000, the provision reached $7.2 million, up 40% from the prior year, covering net charge-offs by 120%, versus 124% in 1999.

EFFICIENCY RATIO CONTINUES TO IMPROVE, AVERAGING UNDER 53% FOR THE YEAR

         The Company's fourth quarter efficiency ratio (overhead less intangible amortization compared to net interest plus recurring other income) rose slightly to 52.8% from the third quarter level, which was seasonally lower due to the receipt of the annual NYBA insurance dividend. For all of 2000, the ratio improved by 1.3 percentage points to 52.6%. This favorable trend is a function of several factors: an increase in net interest income due to higher earning assets, elimination of accelerated premium amortization of the Company's CMO securities in the first half of 1999, significant progress in developing more sources of noninterest income, and persistent control of overhead expense. Excluding the Company's financial services businesses, which by their nature carry a higher efficiency ratio (67.9% in 2000), the efficiency ratio was 50.8% for the year.

         For fourth quarter 2000, overhead (before intangible amortization) rose $1.13 million or 9.5% over the prior year's level; excluding the $666,000 impact of the EAM purchase, operating expense was up by $465,000 or 3.9%. Noninterest expense for full year 2000 was up $1.29 million or 2.7% before the EAM purchase. Nearly the entirety of this latter increase represents personnel expense, up $1.21 million or 4.6%, with the balance of the increase largely residing in higher occupancy and equipment expense and in higher data processing expense. The bulk of the increase in these nonpersonnel areas reflect additional expenditures related to conversion of the Company's check processing operations to image processing during the second and third quarter of the year. Most of the $149,000 increase in overhead in fourth quarter 2000 compared to third quarter 2000 reflects the opening of a second independent brokerage office of Community Investment Services, Inc. (CISI) in Jamestown, New York.

CONFERENCE CALL SCHEDULED

         A conference call will be held with Company management at 4:30 p.m.
(ET) on Thursday, January 25, to discuss the above results at 1-888-989-0721 (passcode "Sanford Belden"). An audio recording of the call will be available one hour after the call until April 1st, and may be accessed at 1-800-234-5713.

         Investors may also listen to the call live via Vcall, a service of the Investor Broadcast Network, on Vcall's web site at http://www.vcall.com/NASApp/Vcall/EventPage?ID=61880. The call will be archived on Vcall's site for 90 days and may be accessed at any time at no cost at the above address.

         CBSI is a registered bank holding company based in DeWitt, N.Y. Its wholly-owned banking subsidiary, Community Bank, N.A. (http://www.communitybankna.com), is the fifth-largest commercial banking franchise headquartered in Upstate New York, having 67 customer facilities and 48 ATM's stretching diagonally from Northern New York to the Southern Tier and west to Lake Erie. Other subsidiaries within the CBSI family are Elias Asset Management, Inc., an investment management firm with $700 million under management, based in Williamsville, N.Y.; Benefit Plans Administrative Services, Inc. (BPA), a pension administration and consulting firm located in Utica, N.Y. which serves sponsors of defined benefit and defined contribution plans; Community Investment Services, Inc. (CISI), a broker/dealer delivering financial products from selected locations within Community Bank's branch system and from offices in Jamestown and Lockport, N.Y.; and Community Financial Services, Inc.
(CFSI), an insurance agency based in Olean, N.Y., specializing in long-term health care and other selected products.

         This document contains comments or information that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks are detailed in the Company's Annual Report and Form 10-K to the Securities and Exchange Commission.

                                      # # #